Indicia Corporation

3762 Roscommon Dr., Ste. 137

Ormond Beach, FL. 32174

December 18, 2025

Ms. Cara Wirth, Esq.

Ms. Alyssa Wall, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Washington, DC 20549

Re:	Indicia Corporation

Offering Statement on Form 1-A POS

Filed December 12, 2025

File No. 024-12662

Dear Mses. Wirth and Wall,

Indicia Corporation hereby requests qualification of the above referenced Form 1-A POS on or before 5 p.m. on Monday, December 22, 2025, or as soon as practical thereafter.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ Jim Byrd
Jim Byrd, Chief Executive Officer and Chairman